UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report(Date of earliest event reported): August 15, 2024

Landa App 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

Suite 1411

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa App 3 LLC (the “Company”) filed June 28, 2023, which can be found here.

Mortgage Loan

As described in the Offering Circular for Landa App 3 LLC (the ”Company“), each of the Company's series (each a ”Series,“ and collectively the ”Series“) may seek to refinance any outstanding indebtedness. The Company has secured mortgage loan for the Landa Series LLC listed in the table below (the ”Mortgage Loan“), provided by RBI Mortgages LLC. The loan proceeds have been used to pay down a prior bridge loan.

Landa Series LLC Borrower	Loan Amount	Interest Rate	Loan Date	Maturity Date
Landa App 3 LLC – 6696 Mableton Parkway SE Mableton GA LLC	$390,625.0	11.5%	08/01/2024	08/01/2026

The foregoing is a summary of the terms of the Mortgage Loan and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Mortgage Loan, a final copy of which is filed as Exhibit 6.1 hereto.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Mortgage Loan Agreement, by and between RBI Mortgages LLC and Landa App 3 LLC – 6696 Mableton Parkway SE Mableton GA LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2024

LANDA APP 3 LLC

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President